[JOHN W HENRY & COMPANY INC. LETTERHEAD]

                 301 Yamato Road    561.241.0018        E-mail: investor@jwh.com
                 Suite 2200         Fax: 561.994.6887   Web site: www.jwh.com
                 Boca Raton
                 Florida 33431-4931



May 8, 2009

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re; JWH GlobalAnalytics Fund, L.P. (the "Fund")
Request for Withdrawal of Registration Statement
File No. 333-135559

Dear Sir or Madam:

On behalf of the Fund, its general partner, John W. Henry & Company, Inc., hereby respectfully requests withdrawal of the above-referenced Registration Statement on Form S-1 that was filed with the Commission on June 30, 2006 (the "Registration Statement").

In accordance with Rule 477 promulgated pursuant to the Securities Act of 1933, as amended, the undersigned confirms that no securities of the Fund were sold pursuant to the Registration Statement, and that effectiveness of the Registration Statement was never granted. The grounds on which the Fund makes this application is that there is no longer any intention to offer or sell its limited partnership interests under the Registration Statement. If you have any questions about this application, please contact the undersigned at (203) 255-6796.

Sincerely,

JWH GLOBALANALYTICS FUND, L.P.
BY JOHN W. HENRY & COMPANY, INC,
Its General Partner

By /s/ D.M. Kozak
-----------------
David M. Kozak,
Its Secretary